UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 15, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ryanair Holdings plc

File No. 000-29304 - CF# 29965

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Ryanair Holdings plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 4.3 to a Form 20-F filed on July 31, 2013.

Based on representations by Ryanair Holdings plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4.3   December 31, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary